UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒         FORM 40-F ☐

EXPLANATORY NOTE

On May 30, 2025, a selling shareholder affiliated with FountainVest Partners (the “Selling Shareholder”) completed the previously announced underwritten public offering (the “Offering”) of 35,000,000 ordinary shares, par value EUR 0.0300580119630888 per share (the “Ordinary Shares”) of Amer Sports, Inc. (the “Company”) pursuant to an automatically effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on March 7, 2025.

In connection with the Offering, the Selling Shareholder and the Company entered into an underwriting agreement, dated as of May 28, 2025 (the “Underwriting Agreement”), by and among the Company, the Selling Shareholder and Goldman Sachs & Co. LLC and BofA Securities, Inc., as underwriters. The Company did not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholder. The description of the Underwriting Agreement does not purport to be a complete summary of and is subject to and qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

This Report on Form 6-K, including Exhibit 5.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-285651).

EXHIBIT INDEX

The following exhibits are furnished as part of this Report on Form 6-K:

Exhibit Number	Description
1.1	Underwriting Agreement, dated as of May 28, 2025, by and among the Company, the Selling Shareholder and Goldman Sachs & Co. and BofA Securities, Inc., as underwriters.
5.1	Opinion of Conyers Dill & Pearman, Cayman counsel to Amer Sports, Inc.
23.1	Consent of Conyers Dill & Pearman, Cayman counsel to Amer Sports, Inc. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: May 30, 2025